Exhibit 4.1

Atlantic International Corp

270 Sylvan Avenue, Suite 2230

Englewood Cliffs, NJ 07632

September 16, 2024

Dear Atlantic International Corp. Record Stockholder:

On September 15, 2023, SeqLL, Inc., now known as Atlantic International Corp (“Atlantic”) announced that its Board of Directors had declared a special stock dividend and cash dividend to its holders of record as of September 26, 2023. The dividends were to be made pursuant to the terms and conditions of the merger agreement (the “Merger Agreement”) by and among SeqLL, Atlantic and Lyneer Investments LLC (“Lyneer”), our new operating subsidiary. The amount of the cash dividend pursuant to the Merger Agreement, was the cash on hand at closing, less transaction costs and other obligations. At the time of the SeqLL shareholders meeting, SeqLL was listed on the Nasdaq Capital Market. As a result of SeqLL’s subsequent delisting from Nasdaq and the extended passage of the time from September 26, 2023 to the June 18, 2024 closing date, there was zero cash on hand to distribute.

The stock dividend was to be determined based on the price per share of the Company’s Initial Capital Raise under the Merger Agreement. However, as a result of the delisting from Nasdaq and trading on the Over-the-Counter Pink Sheet Market, the Company has registered shares with the SEC which are free trading and being held in escrow for your benefit.

Pursuant to the terms of the Merger Agreement, the Company is offering to provide SeqLL Legacy Shareholders with $12 Million of shares of Common Stock in lieu of a stock dividend. The SeqLL Shareholders currently hold 380,648 shares of Common Stock valued at $2,455,180 based on the current market value of $6.45. Therefore, the Atlantic Board of Directors has determined that it will make a 30 day offer from the date of this offer to issue up to 1,478,817 new shares at $6.45 per share (with an aggregate value of $9,544,820) in full satisfaction of any claim you might make against the Company. By your signature below and the return of same to the Company you hereby agree to accept this offer.

Sincerely yours,

Accepted and Agreed to:

/s/ Jeffrey Jagid
Jeffrey Jagid
Chief Executive Officer
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